SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of       December         , 2005

SHELL CANADA LIMITED

(Translation of registrant's name into English)

400 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐    Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
Registrant
Date: December 19, 2005

	By:	"S.L. COSMESCU"
(Signature)

S.L. COSMESCU, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE
MONDAY, DECEMBER 19, 2005

Shell Canada acquires significant additional land positions

Calgary, Alberta - Shell Canada announced today that it acquired an interest in approximately 110,000 acres of land at recent Crown land sales in Alberta and British Columbia.

The Company continued to add to its land position in unconventional gas with the acquisition of 66,400 acres in the deep basin area near Hinton, Alberta. In total, Shell Canada acquired a 100 per cent interest in 7 parcels for a total price of $99 million. These lands are additional to 58,000 acres acquired in the deep basin of northeastern British Columbia in June 2005.

At the December 14th sale, the Company also acquired an interest in approximately 20,000 acres in the northeastern B.C. foothills offering conventional gas exploration prospects in Triassic, Permian and other deep structures.

The Company’s investment in oil sands continued with the acquisition of additional leases with mining potential in the Athabasca area. Three leases were acquired with a combined area of 22,800 acres for a total price of $86 million. Leases 309 and 310 were acquired at the December 14th land sale and Lease 15 was acquired at the November 30th sale. These lands are additional to four other leases with a combined area of 45,900 acres acquired in the third quarter of this year.

The Company also recently purchased 12 quarter sections of private land adjacent to its Scotford complex near Fort Saskatchewan to accommodate future additions of upgrading capacity.

Clive Mather, Shell Canada’s President and CEO said, “During 2005 we have invested more than $350 million in additional land to support our growth aspirations. With these recent purchases we have more than tripled our basin-centered gas landholdings this year, providing us additional opportunity to grow our Western Canada gas production. And we have increased our landholdings in Athabasca by more than 50 per cent during 2005. While drilling will be needed to confirm the resource potential, we expect these lands will provide additional support to the continued, long-term growth of our oil sands business.”

For further information contact:

Investor Inquiries:	Media Inquiries:
Jim Fahner	Jan Rowley
Manager, Investor Relations	General Manager, Public Affairs
(403) 691-2175	(403) 691-3899

Visit Shell’s web site: www.shell.ca

This document contains “forward-looking statements” based upon current expectations, estimates and projections of future production, project startup and future capital spending. Forward-looking statements include, but are not limited to, references to future capital and other expenditures, drilling plans, construction activities, the submission of regulatory applications, refining margins, oil and gas production levels, resources and reserves estimates.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve numerous risks and uncertainties that could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, the risks of the oil and gas industry (including operating conditions and costs), demand for oil, gas and related products, disruptions in supply, project schedules, the uncertainties involving geology of oil and gas deposits, the uncertainty of reserves estimates, fluctuations in oil and gas prices and foreign currency exchange rates, general economic conditions, commercial negotiations, changes in law or government policy, and other factors, many of which are beyond the control of the Corporation.